SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

CopyTele, Inc.
(Name of Issuer)
Common Stock, $.01 par value    217721 10 9
(Title of class of securities) (CUSIP number)

Anne Rotondo, Corporate Secretary, CopyTele,
Inc.
900 Walt Whitman Road, Huntington Station, NY
11746
(516) 549-5900
(Name, address and telephone number of person authorized to receive notices and communications)

June 7, 1999
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 	217721 10 9    13D        Page 2
1  NAME OF REPORTING PERSON:  Frank J. DiSanto
SS or IRS IDENTIFICATION NO. OF ABOVE PERSON: SS# ###-##-####
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP: (a) [___]  (b) [___]
3	  SEC USE ONLY
4	  SOURCE OF FUNDS:  00   SEE ITEM 3
5  	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e):  [____]
6  	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES    7 SOLE VOTING POWER: 5,909,695<F1>
BENEFICIALLY OWNED  8 SHARED VOTING POWER: NONE
BY EACH REPORTING   9 SOLE DISPOSITIVE POWER: 5,909,695<F1>
PERSON WITH	       10 SHARED DISPOSITIVE POWER: NONE
11	 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
	5,909,695<F1>
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES: SEE ITEM 5  [X]
13	 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14 TYPE OF REPORTING PERSON:  IN


<F1>Includes 2,750,180 shares which Mr. DiSanto
has the right to acquire upon exercise of options granted pursuant to the Issuer's 1993
Stock Option Plan.

This Statement amends and restates in part the Statement on Schedule 13D previously filed with the Securities and Exchange Commission on April
19, 1996 by Frank J. DiSanto, regarding his beneficial ownership of common stock, $.01 par value ("Common Stock"), of CopyTele, Inc., a
Delaware corporation (the "Corporation"), as previously amended by Amendments No. 1, 2 and 3.

ITEM 1. SECURITY AND ISSUER.

This Statement relates to the Common Stock.
The address of the principal executive office of the Corporation is 900 Walt Whitman Road,
Huntington Station, New York 11746.

ITEM 2. IDENTIFY AND BACKGROUND.

(a)-(c) This Statement is filed by Frank J.
DiSanto, whose business address is CopyTele, Inc., 900 Walt Whitman Road, Huntington
Station, New York 11746.  Mr. DiSanto is the
President and a Director of the corporation, which is located at the address stated in Item
1.  The Corporation is a development stage
enterprise. It's principal business activity is the development, production and marketing of a telephone based multi-functional telecommunications product; the development of a hardware based peripheral digital encryption device; the development of a peripheral product designed to provide simultaneous voice and handwriting, Internet e-mail, and Caller ID;
and the operation of Shanghai CopyTele
Electronics Co., Ltd., a joint venture based in Shanghai, China, in which the Corporation has a 55 percent ownership interest. The Corporation is also continuing its research and development activities for additional ultra-high resolution flat panel displays, including video and color displays, and coated particles that could potentially be used by manufacturers of toners and pigments.

(d)-(e) During the last five years, Mr. DiSanto
(i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)  Mr. DiSanto is a citizen of the United
States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION.

From April 20, 1996 through and including June
12, 1996, Mr. DiSanto purchased, for an
aggregate of $1,073,751, an aggregate of 280,000 shares of Common Stock from the Corporation pursuant to the exercise of options granted to Mr. DiSanto on February 14, 1994 and
May 3, 1995 under the corporation's 1993 Stock
Option Plan. After a 2:1 stock split, from June 13, 1996 through and including March 13,
1997, Mr. DiSanto purchased, for an aggregate of $1,172,941 an aggregate of 302,500 shares of Common Stock from the Corporation pursuant to the exercise of options granted to Mr. DiSanto on January 4, 1995, May 3, 1995 and March 21,
1996 under the Corporation's 1993 Stock Option
Plan. The funds for the purchase of such shares
(which previously were reported as being beneficially owned) were from the proceeds of sales of an equivalent number of shares pursuant to a Registration Statement on Form S-
8 under the Securities Act of 1933, as amended
($2,246,692 of which were borrowed by Mr.
DiSanto, pending settlement of the trades, from Dean Witter Reynolds, Inc., the broker effecting the sales, pursuant to margin loans having customary terms). See Item 5.

ITEM 4.  PURPOSE OF TRANSACTION.

Mr. DiSanto has acquired the shares of Common
Stock in order to provide capital to the Corporation and maintain his equity position.
Depending on the price and availability of shares of Common Stock, future developments at the Corporation, other investment and business opportunities available to Mr. DiSanto, and general economic conditions, Mr. DiSanto may determine to purchase, in the open market, in privately negotiated transactions, or otherwise, additional shares of Common Stock.
Depending on such factors, Mr. DiSanto may also determine to sell in the open market, in privately negotiated transactions, or otherwise, all or a part of this shares of Common Stock.

Beginning on October 28, 1997 through June 7,
1999, Mr. DiSanto has disposed of 1,386,265 shares of the Corporation's Common Stock by gift to charities. Mr. DiSanto may continue to give periodic gifts of the Corporation's Common
Stock to charity.

Except as set forth above, Mr. DiSanto has no current plans or intentions, which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this Statement, Mr.
DiSanto beneficially owns an aggregate of 5,909,695 shares of Common Stock, representing
9.6% of the outstanding shares of Common Stock, including 2,750,180 shares of Common Stock subject to options granted under the Corporation's 1993 Stock Option Plans, but not including 50,000 shares of Common Stock subject to options granted to Mr. DiSanto under the Corporation's 1993 Stock Option Plan which are not exercisable within 60 days.

(b) Mr. DiSanto has the sole power to vote, direct the voting of, dispose of and direct the disposition of, such shares of Common Stock.

(c) Between April 20, 1996 and June 7, 1999,
Mr. DiSanto purchased an aggregate of 582,500 shares of Common Stock and disposed of an aggregate of 1,968,765 shares of Common Stock, as further described in Item 3 above and in Schedule A attached hereto.

Except for the acquisition and disposition of shares of Common Stock described herein and in Schedule A attached hereto, Mr.DiSanto has not effected any transactions in shares of Common
Stock during the 60 days preceding the date of this Statement.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock beneficially owned by Mr.
DiSanto.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS
OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF
THE ISSUER.

Two million shares of the Corporation's Common
Stock owned by Mr. DiSanto have been pledged by Mr. DiSanto to Comerica Bank as collateral for a mortgage loan.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

None.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 16, 1999

//Frank J. DiSanto//

SCHEDULE A

The details of transactions effected in the Corporation's Common Stock by Mr. DiSanto since filing of Amendment No. 3 to his Schedule 13D on April 19, 1996, are set forth below. Except as otherwise indicated, all sales were effected on the NASDAQ-National Market and the Price Per
Share excludes broker's commissions, and all purchases were effected through the exercise of options in accordance with the Corporation's
1993 Stock Option Plan.

Date of       # of Shares       Price
Transaction   Purchased/(Sold)  Per Share
4/23/96        20,000            3.3125
4/23/96       (20,000)           4.9375
4/26/96        40,000            3.3125
4/26/96       (40,000)           5.1875
4/29/96        40,000            3.3125
4/29/96       (40,000)           5.3750
4/30/96        20,000            3.3125
4/30/96       (20,000)           5.7500
4/30/96        15,000            3.3125
4/30/96       (15,000)           5.4375
4/30/96         5,000            3.3125
4/30/96        (5,000)           5.5000
5/1/96         20,000            3.3125
5/1/96        (20,000)           6.5000
5/1/96         20,000            3.3125
5/1/96        (20,000)           6.8750
5/9/96         20,000            3.3125
5/9/96        (20,000)           6.5625
5/23/96        20,000            3.3125
5/23/96       (20,000)           6.8125
5/31/96        20,000            5.7500
5/31/96       (20,000)           9.3125
6/4/96         20,000            5.7500
6/4/96        (20,000)           9.6875
6/12/96        20,000            5.7500
6/12/96       (20,000)           9.8125
8/28/96         5,000            3.3125
8/28/96        (5,000)           6.2500
8/30/96        15,000            3.3125
8/30/96       (15,000)           6.2500
8/30/96        20,000            3.1325
8/30/96       (20,000)           6.500
9/4/96         20,000            3.3125
9/4/96        (20,000)           6.6250
9/11/96         5,000            3.3125
9/11/96        (5,000)           6.7500
9/12/96        15,000            3.3125
9/12/96       (15,000)           6.6250
9/17/96        12,500            3.3125
9/17/96       (12,500)           6.7500
9/23/96        20,000            3.3125
9/23/96       (20,000)           6.7500
10/2/96        12,000            3.3125
10/2/96       (12,000)           7.250
10/2/96         8,000            3.3125
10/2/96        (8,000)           7.3750
10/16/96       20,000            3.3125
10/16/96      (20,000)           6.8750
10/24/96        7,500            3.3125
10/24/96       (7,500)           7.000
10/24/96       10,980            3.369
10/24/96      (10,980)           7.000
10/24/96        1,520            3.369
10/24/96       (1,520)           7.000
10/25/96        2,820            4.8125
10/25/96       (2,820)           7.1250
10/25/96       17,180            3.3690
10/25/96      (17,180)           7.1250
10/28/96       10,000            4.8125
10/28/96      (10,000)           7.3750
10/29/96       20,000            4.8125
10/29/96      (20,000)           7.3750
2/12/97        20,000            4.8125
2/12/97       (20,000)           6.7500
2/18/97        20,000            4.8125
2/18/97       (20,000)           6.8750
2/19/97        10,000            4.8125
2/19/97       (10,000)           6.8750
3/12/97         5,000            4.8125
3/12/97        (5,000)           6.7500
3/13/97        25,000            4.8125
3/13/97       (25,000)           6.750
10/28/97      (50,000)           Gift
12/18/97     (100,000)           Gift
2/19/97      (100,000)           Gift
6/18/98      (100,000)           Gift
9/2/98        (50,000)           Gift
9/14/98      (400,000)           Gift
12/2/98      (100,000)           Gift
12/16/98     (156,625)           Gift
5/14/98      (329,640)           Gift
